FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               01 October, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Blocklisting Interim Review sent to the London Stock Exchange on 10 October, 2004


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

mmO2 plc

2. Name of scheme

mmO2 Share Option Plan

3. Period of return:

From   1 April 2004            To        30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,052,416 ordinary shares of 0.1p each

5. Number of shares issued / allotted under scheme during period:

3,387,269 ordinary shares of 0.1p each

6. Balance under scheme not yet issued / allotted at end of period

615,147 ordinary shares of 0.1p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,919,708 ordinary shares of 0.1p each 25 March 2002

1,965,601 ordinary shares of 0.1p each 19 March 2004

1,950,000 ordinary shares of 0.1p each 2 June 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,676,677,427

Contact for queries

Name                  Deborah Russell

Address               mmO2 plc, Wellington Street, Slough, Berkshire SL1 1YP

Telephone             01753 628096

Person making the return

Name                  Deborah Russell

Position              Secretarial Services Manager

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 10 October, 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary